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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                           MINRAD INTERNATIONAL, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    60443P103
                                 (CUSIP Number)

                                 AUGUST 10, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_]  Rule 13d-1(b)
             [X]  Rule 13d-1(c)
             [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP NO. 60443P103               Schedule 13G                     Page 2 of 15
          ---------

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1.   Name of Reporting Person:          Aisling Capital II, LP
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         2,603,000*
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       0
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    2,603,000*
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,603,000*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)       8.5%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                PN
--------------------------------------------------------------------------------

--------------------
* Includes 750,000 shares of common stock issuable upon conversion of 1,500 shares of Preferred Stock.

CUSIP NO. 60443P103               Schedule 13G                     Page 3 of 15
          ---------

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1.   Name of Reporting Person:          Aisling Capital Partners, LP
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         2,603,000*
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       0
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    2,603,000*
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,603,000*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)       8.5%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                PN
--------------------------------------------------------------------------------

--------------------
* Includes 750,000 shares of common stock issuable upon conversion of 1,500 shares of Preferred Stock.

CUSIP NO. 60443P103               Schedule 13G                     Page 4 of 15
          ---------

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1.   Name of Reporting Person:          Aisling Capital Partners LLC
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         2,603,000*
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       0
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    2,603,000*
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,603,000*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)       8.5%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                OO
--------------------------------------------------------------------------------

--------------------
* Includes 750,000 shares of common stock issuable upon conversion of 1,500 shares of Preferred Stock.

CUSIP NO. 60443P103               Schedule 13G                     Page 5 of 15
          ---------

--------------------------------------------------------------------------------
1.   Name of Reporting Person:          Steve Elms
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      United States

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         0
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       2,603,000*
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    0
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  2,603,000*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,603,000*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)       8.5%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                IN
--------------------------------------------------------------------------------

--------------------
* Includes 750,000 shares of common stock issuable upon conversion of 1,500 shares of Preferred Stock.

CUSIP NO. 60443P103               Schedule 13G                     Page 6 of 15
          ---------

--------------------------------------------------------------------------------
1.   Name of Reporting Person:          Dennis Purcell
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      United States

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         0
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       2,603,000*
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    0
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  2,603,000*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,603,000*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)       8.5%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                IN
--------------------------------------------------------------------------------

--------------------
* Includes 750,000 shares of common stock issuable upon conversion of 1,500 shares of Preferred Stock.

CUSIP NO. 60443P103               Schedule 13G                     Page 7 of 15
          ---------

--------------------------------------------------------------------------------
1.   Name of Reporting Person:          Andrew Schiff
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      United States

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         0
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       2,603,000*
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    0
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  2,603,000*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,603,000*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)       8.5%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                IN
--------------------------------------------------------------------------------

--------------------
* Includes 750,000 shares of common stock issuable upon conversion of 1,500 shares of Preferred Stock.

CUSIP NO. 60443P103               Schedule 13G                     Page 8 of 15
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Item 1.  (a)    NAME OF ISSUER

                Minrad International, Inc. (the "Company").

         (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                837 Main Street
                Buffalo, NY  14203

Item 2.  (a)    NAMES OF PERSONS FILING

                       This Statement is being filed on behalf of each
                of the following persons (collectively, the "Reporting
                Persons")

                (i) Aisling Capital II, LP, a Delaware limited partnership ("Aisling");

                (ii)   Aisling  Capital   Partners,   LP,  a  Delaware  limited
                       partnership ("Aisling Partners" and general partner of Aisling);

                (iii)  Aisling  Capital   Partners  LLC,  a  Delaware   limited
                       liability company ("Aisling Partners GP" and general partner of Aisling Partners);

                (iv) Mr. Steve Elms ("Mr. Elms" and a managing member of Aisling Partners GP);

                (v) Mr. Dennis Purcell ("Mr. Purcell" and a managing member of Aisling Partners GP); and

                (vi) Mr. Andrew Schiff ("Mr. Schiff" and a managing member of Aisling Partners GP);

         (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE

                The address of the principal business offices of each of the Reporting Persons is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

         (c)    CITIZENSHIP

                (i)    Aisling - a Delaware limited partnership

                (ii)   Aisling Partners - a Delaware limited partnership

                (iii) Aisling Partners GP - a Delaware limited liability company

                (iv)   Mr. Elms - United States

                (v)    Mr. Purcell - United States

                (vi)   Mr. Schiff - United States

CUSIP NO. 60443P103               Schedule 13G                     Page 9 of 15
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         (d)    TITLE OF CLASS OF SECURITIES

                Common Stock, par value $0.01 per share (the "Common Stock" or "Shares")

         (e)    CUSIP NUMBER

                60443P103

Item 3. This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.  OWNERSHIP.

         (a)    AMOUNT BENEFICIALLY OWNED:

                Each of the Reporting Persons may be deemed to beneficially own an aggregate of 2,603,000 Shares which includes 750,000 Shares of common stock issuable upon conversion of 1,500 shares of Preferred Stock.

         (b)    PERCENTAGE OWNED:

                Based on calculations made in accordance with Rule 13d-3(d), and there being 29,914,119 Shares outstanding as of May 1, 2006 each of the Reporting Persons may be deemed to beneficially own approximately 8.5% of the outstanding Common Stock.

         (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 2,603,000 Shares beneficially owned by Aisling.

                (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of the Reporting Persons, other than Aisling, Aisling Partners and Aisling Partners GP, may be deemed to share the power to direct the voting and disposition of the 2,603,000 Shares beneficially owned by Aisling.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

CUSIP NO. 60443P103               Schedule 13G                    Page 10 of 15
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Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Aisling in accordance with their ownership interests in Aisling.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

Itm 9.   NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 60443P103                Schedule 13G                   Page 11 of 15
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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of August 18, 2006

                                AISLING CAPITAL II, LP


                                By:   Aisling Capital Partners, LP
                                      General Partner


                                By:   Aisling Capital Partners LLC
                                      Managing Member


                                By:   /s/ Adele Kittredge Murray
                                      -----------------------------------------
                                      Name:  Adele Kittredge Murray
                                      Title: Secretary


                                AISLING CAPITAL PARTNERS, LP


                                By:   Aisling Capital Partners LLC
                                      Managing Member


                                By:   /s/ Adele Kittredge Murray
                                      -----------------------------------------
                                      Name:  Adele Kittredge Murray
                                      Title: Secretary


                                AISLING CAPITAL PARTNERS LLC


                                By:   /s/ Adele Kittredge Murray
                                      -----------------------------------------
                                      Name:  Adele Kittredge Murray
                                      Title: Secretary

CUSIP NO. 60443P103                Schedule 13G                   Page 12 of 15
          ---------


                                /s/ Steve Elms
                                --------------------------------------------
                                Steve Elms


                                /s/ Dennis Purcell
                                --------------------------------------------
                                Dennis Purcell


                                /s/ Andrew Schiff
                                --------------------------------------------
                                Andrew Schiff

CUSIP NO. 60443P103                Schedule 13G                   Page 13 of 15
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                                 EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.